Exhibit 12
HCC Insurance Holdings, Inc. and Subsidiaries
Statement of Ratio of Earnings to Fixed Charges
(unaudited, in thousands)

	Six months ended June 30,		Three months ended June 30,
	2010	2009	2010	2009
Interest factor of rent expense (1)	$2,664	$2,641	$1,296	$1,377
Interest expense	10,627	8,267	5,237	3,628
Capitalized interest	—	51	—	—

Total fixed charges	$13,291	$10,959	$6,533	$5,005

Earnings before income tax expense	$222,778	$256,007	$119,753	$133,164
Interest factor of rent expense (1)	2,664	2,641	1,296	1,377
Interest expense	10,627	8,267	5,237	3,628

Earnings per calculation	$236,069	$266,915	$126,286	$138,169

Ratio of earnings to fixed charges (2)	17.76	24.36	19.33	27.61

(1)	Estimated to be 33% of total rent expense.

(2)	Earnings per calculation divided by total fixed charges.